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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 12B-25

                                                SEC FILE NUMBER:      0-22076
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                                                  CUSIP NUMBER:    989854-10-4
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                          NOTIFICATION OF LATE FILING

     (Check One): [_] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K
                  [X] Form 10-Q and Form 10-QSB  [_] Form N-SAR
                     For Period Ended:   March 31, 2001
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[_] Transition Report on Form 10-K          [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F          [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

        For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            DTVN Holdings, Inc.
                          ------------------------------------------------------
Former name if applicable

Address of principal executive office (Street and number)
   635 West Campbell Road, Suite 130
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City, state and zip code     Richardson, Texas  75080
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                                    PART II
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     As a result of a recent business combination and recent changes in the registrant's management and accounting staff, the registrant was not able to complete and file its quarterly report on Form 10-QSB for the three months ended March 31, 2001 by May 15, 2001 without unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

            Hugh D. Simpson           972               783-0284
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               (Name)              (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [_] No
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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              DTVN Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 16, 2001                 By:      /s/ Hugh D. Simpson
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                                         Hugh D. Simpson
                                         President and Chief Executive Officer